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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]





                           VIVENDI UNIVERSAL ANNOUNCES
                      DISPOSAL OF 5,266,390 SHARES OF VINCI




PARIS, JUNE 28, 2002 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] announced today that it is selling 5,266,390 shares of Vinci SA worth approximately E353 million (at yesterday's closing price of E66.95). The purpose of this transaction is to permit Vivendi Universal to pursue the implementation of its debt reduction policy. The transaction has been conducted through an accelerated bookbuild offering to institutional investors. Simultaneously, Vivendi Universal is buying calls to hedge the outstanding exchangeable bonds into Vinci issued in March 2001 which comes at maturity in March 2006. VU bears no exposure to movements in the Vinci share price. A 90-day lock-up period has been agreed on the 1,552,305 shares owned by Dalkia.



IMPORTANT DISCLAIMERS:

THIS ANNOUNCEMENT IS NOT AN OFFER FOR SALE IN THE UNITED STATES. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS.

THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF RISKS AND UNCERTAINTIES, MANY OF WHICH ARE OUTSIDE OUR CONTROL, INCLUDING BUT NOT LIMITED TO: THE PROPOSED SHARE SALE WILL NOT MATERIALIZE IN THE TIMING OR MANNER DESCRIBED ABOVE; THAT VIVENDI UNIVERSAL WILL NOT BE ABLE TO OBTAIN THE REGULATORY, COMPETITION OR OTHER APPROVALS NECESSARY TO FINALIZE THE PROPOSED TRANSACTION; THAT VIVENDI UNIVERSAL WILL BE UNABLE TO FURTHER IDENTIFY, DEVELOP AND ACHIEVE SUCCESS FOR NEW PRODUCTS, SERVICES AND TECHNOLOGIES; THAT VIVENDI UNIVERSAL WILL FACE INCREASED COMPETITION AND THAT THE EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES OF SUCH COMPETITION WILL LIMIT OR REDUCE VIVENDI UNIVERSAL'S REVENUE AND/OR INCOME; THAT VIVENDI UNIVERSAL WILL BE UNABLE TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH COMMERCE, ADVERTISING, MARKETING, TECHNOLOGY, AND CONTENT PROVIDERS; AND THAT VIVENDI UNIVERSAL WILL BE ABLE TO OBTAIN OR RETAIN, UPON ACCEPTABLE TERMS, THE LICENSES AND PERMITS NECESSARY TO OPERATE AND EXPAND ITS BUSINESSES; AS WELL AS THE RISKS DESCRIBED IN THE DOCUMENTS VIVENDI UNIVERSAL HAS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF DOCUMENTS FILED BY VIVENDI UNIVERSAL WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AT WWW.SEC.GOV OR DIRECTLY FROM VIVENDI UNIVERSAL.







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